UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: February 2009
001-31609
(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On February 12, 2009, Telkom SA Limited (“Telkom”) announced that the board had resolved to recommend to shareholders that the special dividend to be paid to shareholders in respect of the distribution of 50% of the after-tax proceeds from the proposed sale of 15% of its shareholding in Vodacom Group (Proprietary) Limited ) (“Vodacom”) (unlisted), in which Telkom has a 50% holding, be ZAR19.00 per Telkom share, subject to certain conditions. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.
On February 13, 2009, Telkom issued an announcement relating to media reports, advising shareholders that the board of directors is fully committed to good governance and that the chief executive officer and executive committee are fully mandated to conduct the organizational restructuring process as part of Telkom’s strategy to improve customer service, revenue growth and cost efficiencies, while recognizing the changing economic environment and the interests of all stakeholders. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
On March 3, 2009, Telkom issued an announcement relating to the salient dates and times for the proposed sale of 15% of its shareholding in Vodacom to Vodafone Group Plc, the distribution of 50% of the after-tax proceeds received from such sale transaction to Telkom shareholders by way of a special dividend, net of any STC levied thereon, and the distribution of the balance of the shares in Vodacom held by Telkom to Telkom shareholders in South Africa and other eligible jurisdictions outside the United States by way of an unbundling. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
All of the statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf related to such subject matter, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s or Vodacom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s or Vodacom’s actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at

www.telkom.co.za/ir, including, but not limited to, our ability to consummate the Vodacom unbundling; our ability to successfully implement our mobile strategies; increased competition in the South African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Telkom’s and Vodacom’s ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom and Vodacom invest; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit our flexibility and ability to implement our preferred strategies if the unbundling does not occur; Vodacom’s continued payment of dividends or distributions to us if the unbundling does not occur; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearings before the Competition Commission and others; any requirements that we unbundle the local loop; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier preselection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act and the impact of these requirements on our business; fluctuations in the value of the Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to us or not currently considered material by us.
We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.
THIS REPORT ON FORM 6-K, AND THE EXHIBITS INCORPORATED BY REFERENCE HEREIN, ARE NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF ANY “U.S. PERSON” (WITHIN THE MEANING OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED) AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO A “U.S. PERSON” ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.

Telkom shareholders who are “U.S. persons” or with an address in the United States (“US shareholders”) and all holders (“Telkom ADS holders”) of Telkom American Depositary Shares (“Telkom ADSs”) will not personally receive any Vodacom shares as a result of the unbundling. In addition, Telkom shareholders in certain other jurisdictions outside of South Africa will not be entitled to personally receive any Vodacom Group shares as a result of the unbundling if such receipt may involve unduly onerous registration or approval requirements under local securities laws in the Telkom directors’ sole discretion (“foreign shareholders”). It is intended that a mechanism will be put in place so that the Vodacom shares due to such US shareholders and other ineligible foreign shareholders will be disposed of for cash in South Africa pursuant to Regulation S (promulgated under the U.S. Securities Act of 1933, as amended) and the cash proceeds therefrom (net of applicable fees, expenses, taxes and governmental charges) will be distributed to such US shareholders and other ineligible foreign shareholders, in proportion their respective entitlements to Vodacom shares. In addition, the Depositary for Telkom ADSs, The Bank of New York, intends to dispose of the Vodacom shares due to Telkom ADS holders for cash in South Africa pursuant to Regulation S either independently or in combination with the disposal of the Vodacom shares due to US shareholders and any other ineligible foreign shareholders as described above, and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and governmental charges) to such Telkom ADS holders, in proportion to such Telkom ADS holders’ entitlement to Vodacom shares. There can be no assurance as to what price such US shareholders, other ineligible foreign shareholders and Telkom ADS holders will receive from the disposal of such Vodacom shares or the timing of such receipt.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED
By:	/s/ Peter Nelson
	Name:	Peter Nelson
	Title:	Chief Financial Officer

Date:    March 5, 2009

Exhibit	Description

99.1
Announcement, dated February 12, 2009, issued by Telkom SA Limited (“Telkom”), announcing that the board had resolved to recommend to shareholders that the special dividend to be paid to shareholders in respect of the distribution of 50% of the after-tax proceeds from the proposed sale of 15% of its shareholding in Vodacom Group (Proprietary) Limited ) (“Vodacom”) (unlisted), in which Telkom has a 50% holding, be ZAR19.00 per Telkom share, subject to certain conditions.

99.2
Announcement, dated February 13, 2009, issued by Telkom, announcing that the board of directors is fully committed to good governance and that the chief executive officer and executive committee are fully mandated to conduct the organizational restructuring process as part of Telkom’s strategy to improve customer service, revenue growth and cost efficiencies, while recognizing the changing economic environment and the interests of all stakeholders.

99.3
Announcement, dated March 3, 2009, issued by Telkom, announcing the salient dates and times for the proposed sale of 15% of its shareholding in Vodacom to Vodafone Group Plc, the distribution of 50% of the after-tax proceeds received from such sale transaction to Telkom shareholders by way of a special dividend, net of any STC levied thereon, and the distribution of the balance of the shares in Vodacom held by Telkom to Telkom shareholders in South Africa and other eligible jurisdictions outside the United States by way of an unbundling.